Mail Stop 4561
                                                            June 26, 2018


Michael Blum
Chief Financial Officer
ICOX Innovations, Inc.
4101 Redwood Ave., Building F
Los Angeles, CA 90066

       Re:    ICOX Innovations, Inc.
              Amendment No. 1 to Registration Statement on Form S-1 Filed May 17, 2018
              File No. 333-224161

Dear Mr. Blum:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless we note otherwise, our references to prior comments are to comments in our
May 4, 2018 letter.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please identify the services to be provided by Business Instincts Group Inc. ("BIG"), including whether BIG holds customer funds and securities, solicits investors, or negotiates or effects transactions in securities. Please also tell us why you and BIG do not need to register as broker-dealers under Section 15 of the Securities Exchange Act of
       1934.

2. Please refer to prior comment 2. Disclose the terms of the conditional approval to list on the TSX Venture Exchange as set forth in your Form 8-K filed June 1, 2018, and outline any of the conditions that remain unsatisfied.
 Michael Blum
ICOX Innovations, Inc.
June 26, 2018
Page 2

Risk Factors

General Cryptocurrency Risks

"It may be illegal now, or in the future, to acquire, own, hold, sell, or use . .. . ," page 7

3. You state that digital assets "generally are not regulated or are lightly regulated in most countries." We note, however, that certain jurisdictions, including the United States, have a regulatory framework that is applicable to these assets, particularly with respect to digital assets that are deemed securities, as discussed in the first risk factor on page 8.
        Please reconcile your disclosure.


       Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6516 or, in his absence, me at (202) 551-3453 with any questions. If you require additional assistance, you may contact
Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                                Sincerely,

                                                                /s/ Jan Woo

                                                                Jan Woo
                                                                Legal Branch
Chief
                                                                Office of
Information
                                                                Technologies
and Services

cc:     Virgil Z Hlus
        Clark Wilson LLP